March 25, 2013

Pamela Long

Assistant Director

Jessica Dickerson

Staff Attorney

United States

Securities and Exchange Commission

Washington D.C. 20549

Re:

Bauman Estate Planning, Inc.

Amendment No. 10 to Registration Statement on Form S-1

Filed March 15, 2013

File No. 333-169960

Dear Ms. Long;

Please find below the Registrant’s response to your comment letter to Amendment No. 10 to our Registration Statement on Form S-1.

Financial Statements for the Period Ended September 30, 2012

Balance Sheets, page F-14

1. You disclose on the face of your balance sheet as of September 30, 2012 that total stockholders’ equity was $9,217. Given your common stock of $10,000, additional paid-in capital of $(3,100) and accumulated deficit of $(887), it is not clear how you have calculated total stockholders’ equity of $9,217. Please revise accordingly. Please also revise the related amount presented within your Capitalization section on page 10.

Revised to reflect the correct nine month operations numbers and to reflect the payment by the related party of the accounts payable.

Exhibit 23.1 - Consent

2. We note that your auditor has referred to the Form S-1/A#9 in their consent. Please make arrangements with your auditor to have them revise their consent to refer to the correct amendment to the Form S-1.

Revised and updated consent attached.

Very truly yours,

/s/ Todd Bauman

Todd Bauman, President

Bauman Estate Planning, Inc.